1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

ASE is Harsh on Others and Lax on Itself -

The Double Standards and Double Crossing Plays Obvious to All

October 6, 2015.

Siliconware Precision Industries Co., Ltd. (the “Company”) today issues the following statement in response to the recent public statements made by Advanced Semiconductor Engineering, Inc. (“ASE”) related to the Company’s upcoming extraordinary shareholders meeting.

•    ASE believes that the Company need not amend its Articles of Incorporation to increase the Company’s authorized share capital. However, the current difference (headroom) between ASE’s authorized and paid-in share capital is as high as approximately NT$ 21.1 billion. Further, the headroom between ASE’s authorized and paid-in share capital was at one time, in the history of its amendments to the Articles, as high as approximately NT$ 34.5 billion.

•    The current headroom between the Company’s authorized and paid-in share capital is merely approximately NT$ 4.8 billion. Even after the Company amends its Articles of Incorporation this time to provide for the shares required for the share exchange with Hon Hai (and after shares reserved for convertible bond conversions), the headroom between the Company’s authorized and paid-in share capital would be NT$ 7.973 billion, not even half of ASE’s current number.

•    ASE’s current Handling Procedures for the Acquisition or Disposal of Assets limits total investment in securities to 150% of its net worth and investment in a single security to 50% of net worth (using ASE’s net worth as of June 30, 2015, the limits are approximately NT$ 213.9 billion and NT$ 71.3 billion, respectively). This apparently empowers the board of ASE tremendous flexibility, and allows ASE’s board to deplete large amounts of capital, without shareholder approval, to engage in “financial investment” in or “hostile takeover” of another company.

•    The Company’s current Handling Procedures for the Acquisition or Disposal of Assets limits both total and individual investment in securities to 20% of net worth (using the Company’s net worth as of June 30, 2015, such limit is approximately NT$ 13.58 billion. Even after the proposed amendment at the upcoming extraordinary shareholders’ meeting, it is projected to be far lower than ASE’s limit). This clearly shows the Company’s standard and self-discipline on corporate governance are much higher than ASE’s.

•    ASE announced at its second quarter investor conference this year that its consolidated system-in-a-package (“SiP”) revenue for 1H 2015 tripled year on year, and that the SiP ratio in its consolidated revenue increased from 7% in 1H 2014 to 19% in 1H 2015.

•    The Company and Hon Hai plan to form a strategic alliance and enter the SiP market, and may thereby become one of ASE’s main competitors in the SiP market. As such, conflicts of interests clearly exist between ASE and the Company. ASE, in order to preserve its own competitive advantage, may likely elect to sacrifice the Company’s interests.

•    ASE indicated clearly in its public letter to the Company’s shareholders dated September 28, 2015, that it cannot lawfully attend the Company’s extraordinary shareholders’ meeting, but still urges the Company’s shareholders to attend the extraordinary shareholders’ meeting. ASE evidently knows it has yet to be formally registered as a shareholder of the Company and shares had not yet legally transferred over. Yet, in disregard of ROC laws and regulations, ASE, in a non-shareholder capacity, filed a preliminary injunction petition on September 22 with the Taiwan Taichung District Court, seeking to prohibit the Company from convening its extraordinary shareholders’ meeting on October 15 thereby interfering with the Company’s shareholders’ attendance at the meeting to express their views and the opportunity to pursue the overall interests of the Company. ASE’s intent is very questionable having already filed the preliminary injunction petition on September 22, yet still publicly urging the Company’s shareholders to attend the shareholders’ meeting on September 28.

•    The Company’s extraordinary shareholders’ meeting on October 15 has been convened in accordance with scheduled plan and in accordance with legal procedures. ASE never communicated in advance with the Company regarding its “financial investment” in the Company. Even other companies will not be able to factor in and accommodate the ambush by a hostile acquirer when determining the timing of internal plans, let alone the Company, which made its decision long before the outcome of the public tender offer. This should have been one of the basic considerations that ASE’s board had to carefully consider on behalf of ASE’s shareholders when choosing not to communicate before making large sums of “financial investment.” Now ASE, on the one hand, claims that it cannot “lawfully” attend the Company’s extraordinary shareholders’ meeting, and so urges the Company’s shareholders to proactively attend, but on the other hand files a preliminary injunction petition, prohibiting the Company from convening the shareholders’ meeting intending to deprive all the Company’s shareholders of their right to attend and participate at the shareholders’ meeting. ASE’s motives and goals are self-evident.

•    ASE, in its tender offer prospectus and at all other occasions, and in media reports and coverage, has emphasized that it is making a purely “financial investment” in the Company. Yet, after the completion of the tender offer but before the legal transfer of shares and formal registration of ASE as a shareholder of the Company, ASE has used various ill-intentioned ways to intervene in the Company’s lawfully convened shareholders’ meeting. ASE is attempting to meddle with the Company’s business decisions and obstructing the Company’s lawfully proceeding business alliance, which will be beneficial to all shareholders. ASE’s intentions should be obvious to all.

•    The Company is deemed by many as one of the leaders in the semiconductor packaging and testing industry, with recognized historical operating results. However, the Company is worried for ASE with it depleting almost 65% of its cash on hand in ambushing the Company for one “purely financial investment.” Customer orders will certainly move away, that is the negative effect of both being competitors of each other. The Company further fails to understand why a “purely financial investor” would go all out to hinder the invested target from forming a mutually beneficial cooperation with a strategic partner. The Company also does now know how ASE can answer to its shareholders that it has made an “all in” bet on one financial investment and the risks such an investment might bring to ASE’s shareholders.

The Company knows that in facing increased global competition, expansion is the way to meet future challenges. The Company truly believes that only sincere cooperation can create a situation where the whole is greater than the sum of its parts. Looking at past domestic hostile takeover precedents, the outcomes were all disheartening, with no one benefitting, but rather being harmed. The Company sincerely warns that a company that plunders the hard-earned results of another will not become an ever-lasting enterprise. It is only with open minds and broadened vision that a win-win situation can be created!

Finally, the Company urges all of the Company’s shareholders to attend the Company’s extraordinary shareholders’ meeting on October 15 and to support the “Amendment of the Company’s Articles of Incorporation” (to increase the authorized share capital) and “Amendment of the Company’s Handling Procedure for Acquisition and Disposal of Assets” proposals put forward by the Company.

Siliconware Precision Industries Co., Ltd.

Spokesman: Byron Jiang

Deputy Spokesman: K.Y. Chien

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 6, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer